Exhibit 99.1

Risk Factors

Our Business is Dependent upon Major Construction and Service Contracts, the Unpredictable Timing of Which May Result in Significant Fluctuations in our Cash Flow due to the Timing of Receipt of Payment Under the Contracts.

Our cash flow is dependent upon obtaining major construction and service contracts primarily for work in the energy, petrochemical, natural resource, power and government services markets throughout the world, especially in cyclical industries such as hydrocarbon refining, petrochemical, and natural gas. The timing of or failure to obtain contracts, delays in awards of contracts, cancellations of contracts, delays in completion of contracts, or failure to obtain timely payment from our customers, could result in significant periodic fluctuations in our cash flow. Many of our contracts require us to satisfy specific progress or performance milestones in order to receive payment from the customer. As a result, we may incur significant costs for engineering, materials, components, equipment, labor or subcontractors prior to receipt of payment from a customer. Such expenditures could reduce our cash flow and necessitate borrowings under our credit facilities.

The Nature of Our Primary Contracting Terms for our Long-Term Contracts, Including Cost-Reimbursable and Fixed-Price or a Combination Thereof, Could Adversely Affect Our Operating Results.

We offer our customers a range of contracting options for our long-term contracts, including cost-reimbursable, fixed-price and hybrid, which has both cost- reimbursable and fixed-price characteristics. Under cost-reimbursable contracts, we generally perform our services in exchange for a price that consists of reimbursement of all customer-approved costs and a profit component, which is typically a fixed rate per hour, an overall fixed fee, or a percentage of total reimbursable costs. If we are unable to obtain proper reimbursement for all costs incurred due to improper estimates, performance issues, customer disputes, or any of the additional factors noted below for fixed-price contracts, the project may be less profitable than we expect. Under fixed-price contracts, we perform our services and execute our projects at an established price and, as a result, benefit from cost savings, but may be unable to recover any cost overruns. If we do not execute a contract within our cost estimates, we may incur losses or the project may be less profitable than we expected. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from the original projections due to a variety of factors, including, but not limited to:

•	costs incurred in connection with modifications to a contract that may be unapproved by the customer as to scope, schedule, and/or price (“unapproved change orders”);

•	unanticipated costs or claims, including costs for project modifications, customer-caused delays, errors or changes in specifications or designs, or contract termination;

•	unanticipated technical problems with the structures, equipment or systems we supply;

•	failure to properly estimate costs of engineering, materials, components, equipment, labor or subcontractors;

•	changes in the costs of engineering, materials, components, equipment, labor or subcontractors;

•	changes in labor conditions, including the availability and productivity of labor;

•	productivity and other delays caused by weather conditions;

•	failure of our suppliers or subcontractors to perform;

•	difficulties in obtaining required governmental permits or approvals;

•	changes in laws and regulations; and

•	changes in general economic conditions.

Our hybrid contracts can have a combination of the risk factors described above for our fixed-price and cost-reimbursable contracts.

These risks are exacerbated for projects with long-term durations because there is an increased risk that the circumstances upon which we based our original estimates will change in a manner that increases costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events.

Furthermore, revenue and gross profit from both cost-reimbursable and fixed-price contracts can be significantly affected by contract incentives/penalties that may not be known or finalized until the later stages of the contract term. Some of these contracts provide for the client’s review of our accounting and cost control systems to verify the completeness and accuracy of the reimbursable costs invoiced. These reviews could result in reductions in reimbursable costs and labor rates previously billed to the client.

Some of our customer contracts require us to satisfy or achieve certain milestones in order to receive payment for the work performed. As a result, under these types of arrangements, we may incur significant costs or perform significant amounts of services prior to receipt of payment. If the client determines not to proceed with the completion of the project or if the client defaults on its payment obligations, we may face difficulties in collecting payment of amounts due to us for the costs previously incurred or for the amounts previously expended to purchase equipment or supplies. In addition, many of our clients for large EPC projects are project-specific entities that do not have significant assets other than their interests in the EPC project. It may be difficult for us to collect amounts owed to us by these customers. If we are unable to collect amounts owed to us for these matters, we may be required to record a charge against earnings related to the project, which could result in a material loss.

The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known, including, to the extent required, the reversal of profit recognized in prior periods and the recognition of losses expected to be incurred on contracts in progress. Due to the various estimates inherent in our contract accounting, actual results could differ from those estimates. For discussion of the significant estimates that impact the cost to complete each contract, see the “Critical Accounting Estimates” section of Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We May Not Be Able to Fully Realize the Revenue Value Reported in Our Backlog.

At March 31, 2013, we had a backlog of work to be completed on contracts of approximately $25.5 billion. Backlog develops as a result of new awards, which represent the revenue value of new project commitments received by us during a given period, including legally binding commitments without defined scope. Commitments may be in the form of written contracts for specific projects, purchase orders or indications of the amounts of time and materials we need to make available for customers’ anticipated projects. New awards may also include estimated amounts of work to be performed based on customer communication and historic experience and knowledge of our customers’ intentions. Backlog consists of projects which have either not yet been started or are in progress but are not yet complete. In the latter case, the revenue value reported in backlog is the remaining value associated with work that has not yet been completed. The revenue projected in our backlog may not be realized, or, if realized, may not result in earnings as a result of poor contract performance.

Due to project terminations, suspensions and/or changes in project scope and schedule, we cannot predict with certainty when or if our backlog will be performed. From time to time, projects are cancelled that appeared to have a high certainty of going forward at the time they were recorded as new awards. In the event of a project cancellation, we typically have no contractual right to the total revenue reflected in our backlog. Some of the contracts in our backlog provide for cancellation fees or certain reimbursements in the event customers cancel projects. These cancellation fees usually provide for reimbursement of our out-of-pocket costs, costs associated with work performed prior to cancellation, and, to varying degrees, a percentage of the profit we would have realized had the contract been completed. Although we may be reimbursed for certain costs, we may be unable to recover all direct costs incurred and may incur additional unrecoverable costs due to the resulting under-utilization of our assets.

Our Failure to Meet Contractual Schedule or Performance Requirements Could Adversely Affect Our Revenue and Profitability.

In certain circumstances, we guarantee project completion by a scheduled date or certain performance testing levels. Failure to meet these schedule or performance requirements could result in a reduction of revenue and additional costs, and these adjustments could exceed projected profit. A project’s revenue also could be reduced by liquidated damages withheld by customers under contractual penalty provisions, which can be substantial and can accrue on a daily basis. Schedule delays can result in costs exceeding our projections for a particular project. Performance problems for existing and future contracts could cause actual results of operations to differ materially from those previously anticipated and could cause us to suffer damage to our reputation within our industry and our customer base.

Our Government Contracts May Present Risks to Us.

We are a provider of services to U.S. government agencies and are therefore exposed to risks associated with government contracting. Government agencies typically can terminate or modify contracts with us at their convenience. As a result, our backlog may be reduced or we may incur a loss if a government agency decides to terminate or modify a contract with us. We are also subject to audits, including audits of our internal control systems, cost reviews and investigations by government contracting oversight agencies. As a result of an audit, the oversight agency may disallow certain costs or withhold a percentage of interim payments. Cost disallowances may result in adjustments to previously reported revenue and may require us to refund a portion of previously collected amounts. In addition, failure to comply with the terms of one or more of our government contracts or government regulations and statutes could result in us being suspended or debarred from future government projects for a significant period of time, possible civil or criminal fines and penalties, the risk of public scrutiny of our performance, and potential harm to our reputation, each of which could have a material adverse effect on our business. Other remedies that government agencies may seek for improper activities or performance issues include sanctions such as forfeiture of profit and suspension of payments.

U.S. federal budget pressures could adversely affect timing or funding for individual projects. The U.S. Government has been unable to reach agreement on budget reduction measures required by the Budget Control Act of 2011 (the “Budget Act”) passed by Congress. Congress and the Administration did not take action by March 1, 2013 and therefore the Budget Act triggered automatic reductions in both defense and discretionary spending (commonly known as “sequestration”). While the impact of sequestration is yet to be determined, automatic across-the-board cuts could have significant adverse consequences on the funding and continuation of certain governmental projects. Sequestration may reduce funding for projects in which we participate or delay or cancel projects, which could have a material adverse effect on our results of operations, financial condition or cash flow.

In addition to the risks noted above, legislatures typically appropriate funds on a year-by-year basis, while contract performance may take more than one year. As a result, contracts with government agencies may be only partially funded or may be terminated, and we may not realize all of the potential revenue and profit from those contracts. Appropriations and the timing of payment may be influenced by, among other things, the state of the economy, competing political priorities, curtailments in the use of government contracting firms, budget constraints, the timing and amount of tax receipts and the overall level of government expenditures.

We Are Exposed to Potential Risks and Uncertainties Associated With Our Use of Partnering Arrangements and Our Subcontracting and Vendor Partner Arrangements to Execute Certain Projects.

In the ordinary course of business we execute specific projects and conduct certain operations through joint venture, consortium and other collaborative arrangements (collectively referred to as “ventures”). We have various ownership interests in these ventures with such ownership typically being proportionate to our decision-making and distribution rights. The venture entity generally contracts directly with the third party customer; however, services may be performed directly by the venture entity, or may be performed by us or our partners, or a combination thereof.

The use of these arrangements exposes us to a number of risks, including the risk that our partners may be unable or unwilling to provide their share of capital investment to fund the operations of the venture, or to complete their obligations to us, the venture entity, or ultimately, our customer. This could result in unanticipated costs to achieve contractual performance requirements, liquidated damages or contract disputes, including claims against our partners, any of which could have a material effect on our future results of operations, financial position or cash flow.

Additionally, we rely on third party partners, equipment manufacturers and third party subcontractors to assist in the completion of our projects. To the extent these parties cannot execute their portion of the work, are unable to deliver their services, equipment or materials according to the negotiated terms, or we cannot engage subcontractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a reasonable profit may be impacted. If the amount we are required to pay for these goods and services in an effort to meet our contractual obligations exceeds the amount we have included in the estimates for our work, we could experience losses in the performance of these contracts.

In both the private and public sectors, either acting as a prime contractor, a subcontractor or as a member of a venture, we may join with other firms to form a team to compete for a single contract. Because a team can often offer stronger combined qualifications than any stand-alone company, these teaming arrangements can be very important to the success of a particular contract bid process or proposal. This can be particularly true for larger projects and in geographies in which bidding success can be substantially impacted by the presence and quality of a local partner. The failure to maintain such relationships in both foreign and domestic markets may impact our ability to win additional work.

Intense Competition in the Markets We Serve Could Reduce Our Market Share and Earnings.

The energy, petrochemical, natural resource, power and government services markets we serve are highly competitive markets in which a large number of regional, national and multinational companies (including, in some cases, some of our customers) compete, and these markets require substantial resources and capital investment in equipment, technology and skilled personnel. Competition also places downward pressure on our contract prices and margins. Intense competition is expected to continue in these markets, presenting us with significant challenges in our ability to maintain strong growth rates and acceptable margins. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our earnings.

Our Revenue and Earnings May Be Adversely Affected by a Reduced Level of Activity in the Hydrocarbon Industry.

In recent years, demand from the worldwide hydrocarbon industry has been the largest generator of our revenue. Numerous factors influence capital expenditure decisions in the hydrocarbon industry, including, but not limited to, the following:

•	current and projected oil and gas prices;

•	exploration, extraction, production and transportation costs;

•	the discovery rate, size and location of new oil and gas reserves;

•	the sale and expiration dates of leases and concessions;

•	local and international political and economic conditions, including war or conflict;

•	technological challenges and advances;

•	the ability of oil and gas companies to generate capital;

•	demand for hydrocarbon production; and

•	changing taxes, price controls, and laws and regulations.

These factors are beyond our control. Reduced activity in the hydrocarbon industry could result in a reduction of major projects available in the industry, which may result in a reduction of our revenue and earnings and possible under-utilization of our assets.

The Limitation or Modification of the Price-Anderson Act’s Indemnification Authority and Similar Federal Programs for Nuclear and Other Potentially Hazardous Activities Could Adversely Affect Our Business.

The Price-Anderson Act (the “PAA”) comprehensively regulates the manufacture, use and storage of radioactive materials, while promoting the nuclear energy industry by offering indemnification to the nuclear industry against liability arising from nuclear incidents at non-military facilities in the U.S. in connection with contractual activity for the Department of Energy (the “DOE”) while still ensuring compensation for the general public. The Energy Policy Act of 2005 extended the period of coverage to include all nuclear power reactors issued construction permits through December 31, 2025. As we provide services to the DOE at nuclear weapons facilities and to the nuclear energy industry for the ongoing maintenance, modification, decontamination and decommissioning of its nuclear energy plants, we are entitled to the indemnification protections under the PAA. Although the PAA’s indemnification provisions are broad, it does not apply to all liabilities that we might incur while performing services as a radioactive materials cleanup contractor for the DOE and the nuclear energy industry.

Public Law 85-804 (“PL 85-804”), which indemnifies government contractors who conduct certain approved contractual activity related to unusually hazardous or nuclear activity, may provide additional or alternative indemnification for such activities. If the contractor protection currently provided by the PAA or PL 85-804 is significantly modified, is not approved for, or does not extend to all of our services, our business could be adversely affected by either our clients’ refusal to retain us for potentially covered projects or our inability to obtain commercially adequate insurance and indemnification.

If the U.S. Were to Change its Support of Nuclear Power or Revoke or Limit the DOE’s Loan Guarantee Program (“LGP”), it Could have a Material adverse Effect on Our Results of Operations, Financial Position or Cash Flow.

The U.S. government has been supportive of increased investment in nuclear power. However, if the U.S. government changes its policy or public acceptance of nuclear technology as a means of generating electricity wanes significantly, demand for nuclear power could be negatively affected and regulation of the nuclear power industry could increase. As several of our operating groups deal with nuclear power either directly or indirectly, this could have a material adverse effect on our results of operations, financial condition or cash flow.

Some of our customers may rely on the DOE’s LGP, under which the DOE issues loan guarantees to eligible projects that “avoid, reduce, or sequester air pollutants or anthropogenic emissions of greenhouse gases” and “employ new or significantly improved technologies as compared to technologies in service in the U.S. at the time the guarantee is issued.” If the current Administration were to revoke or limit the DOE’s LGP, it could make obtaining funding more difficult for many of our clients, which could inhibit their ability to take on new projects and result in a negative impact on our future results of operations, financial position or cash flow.

We May be Exposed to Additional Risks as We Begin to Execute Our Significant Nuclear Backlog and Obtain New Nuclear Awards. These Risks Include Greater Backlog Concentration in Fewer Projects, Possibly Increasing Requirements for Letters of Credit and Potential Cost Overruns, Which Could Have a Material Adverse Effect on Our Future Results of Operations, Financial Position or Cash Flow. Additionally, Current Economic Conditions or Changes in Governmental Regulations May Impact the Pace of the Development of Nuclear Projects.

We expect to convert a significant portion of our nuclear project backlog into revenue in the future. Nuclear projects may use larger sums of working capital than other projects and will be concentrated among a few larger customers. As we increase our active projects in the nuclear business and, consequently our reliance on revenue from this business, we may become more dependent on a smaller number of customers. If we lose customers in our nuclear business and are unable to replace them, or if any of the nuclear projects currently included in our backlog are significantly delayed, modified or canceled, our operations, financial position or cash flows could be negatively impacted.

As we convert our nuclear projects from backlog into active construction we may face significantly greater requirements for the provision of letters of credit or other forms of credit enhancements. Together with the construction costs for nuclear plants, which are significantly higher than those for coal or gas-fired plants, we may be required to significantly expand our access to capital and credit. We can provide no assurance that we will be able to access such capital and credit as needed or that we would be able to do so on economically attractive terms. Finally, the significant expense associated with nuclear projects, weak global economic conditions and other competitive factors, including less expensive alternative energies like natural gas, may result in additional delays for currently expected projects or slower demand for nuclear energy projects over time.

The March 2011 earthquake and tsunami that struck Japan caused significant damage to power and transportation infrastructure, including several nuclear reactors. Potential risks associated with nuclear power production could slow the pace of global licensing and construction of new or planned nuclear power facilities or negatively impact existing facilities’ efforts to extend their operating licenses.

We currently have nuclear-related projects in the U.S. and China, material amounts of which are included in our backlog. While our customers have indicated they intend to move forward with these units, their intentions could be challenged if Congress implements a moratorium on building nuclear reactors or the Nuclear Regulatory Commission (the “NRC”) slows the permitting process or adds additional permitting requirements. During 2011, the Chinese government suspended approval of new nuclear projects and conducted safety inspections of all plants under construction. China has resumed its approval process for new nuclear projects, but only on a limited basis. Other governments have announced plans to review or delay decisions to review new nuclear projects. Demand for nuclear power could be negatively affected by such action. This could have a material adverse effect on our results of operations, financial condition or cash flow. Further, if current contracts included in our backlog are significantly delayed, modified or canceled, our future revenue and earnings may be materially and adversely impacted.

While many of the contracts in our backlog provide for cancellation fees in the event clients cancel projects, these cancellation fees usually provide for reimbursement of our out-of-pocket costs, costs for work performed prior to cancellation and a varying percentage of the profit we would have realized had the contract been completed. However, upon cancellation we typically have no contractual right to the total revenue reflected in our backlog for that particular contract.

We provide maintenance services for U.S. operating nuclear plants and perform upgrades at existing facilities. Should any of our customers fail to extend existing operating licenses, demand for those services may be negatively affected.

Our Clients’ and Our Partners’ Ability to Receive the Applicable Regulatory and Environmental Approvals for Our Power Projects and the Timeliness of Those Approvals Could Adversely Affect Us.

The regulatory permitting process for our power projects requires significant investments of time and money by our customers and sometimes by us and our partners. There are no assurances that we or our customers will obtain the necessary permits for these projects. Applications for permits to operate these fossil and nuclear-fueled facilities, including air emissions permits, may be opposed by government entities, individuals or environmental groups, resulting in delays and possible non-issuance of the permits.

Volatility in the Equity and Credit Markets Could Adversely Impact Us due to Factors Affecting the Availability of Funding for Our Customers, Availability of Our Lending Facilities and Non-Compliance with Our Financial and Restrictive Lending Covenants.

Some of our customers, suppliers and subcontractors have traditionally accessed commercial financing and capital markets to fund their operations, and the availability of funding from those sources could be adversely impacted by a volatile equity or credit market. The availability of lending facilities and our ability to remain in compliance with our financial and restrictive lending covenants could also be impacted by circumstances or conditions beyond our control, including but not limited to, the delay or cancellation of projects, changes in currency exchange or interest rates, performance of pension plan assets, or changes in actuarial assumptions. Further, we could be impacted if our customers experience a material change in their ability to pay us, if the financial institutions associated with our lending facilities were to cease or reduce operations, or if there is a full or partial break-up of the European Union or its currency, the Euro.

Demand for Our Products and Services is Cyclical and Vulnerable to Economic Downturns and Reductions in Private Industry and Government Spending.

As noted above, the industries we serve historically have been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the domestic and international economies. Many of our customers may face budget shortfalls or may delay capital spending resulting in a decrease in the overall demand for our services. A decrease in federal, state and local tax revenue as well as other economic declines may result in lower government spending. Further, our customers may demand better pricing terms and their ability to pay timely may be affected by an ongoing weak economy. Portions of our business traditionally lag recovery in the economy; therefore, our business may not recover immediately upon any economic improvement. The aforementioned could have a material adverse effect on our results of operations, financial position or cash flow.

Our New Awards and Liquidity May Be Adversely Affected by Bonding and Letter of Credit Capacity.

A portion of our new awards requires the support of bid and performance surety bonds or letters of credit, as well as advance payment and retention bonds. Our primary use of surety bonds is to support water and wastewater treatment and standard tank projects in the U.S., while letters of credit are generally used to support other projects. A restriction, reduction, or termination of our surety bond agreements could limit our ability to bid on new project opportunities, thereby limiting our new awards, or increasing our letter of credit utilization in lieu of bonds, thereby reducing availability under our credit facilities. A restriction, reduction or termination of our letter of credit facilities could also limit our ability to bid on new project opportunities or could significantly change the timing of project cash flow, resulting in increased borrowing needs.

Due to the Capital-Intensive Nature of Our Business, We are Vulnerable to Significant Fluctuations in Our Liquidity That May Vary Substantially Over Time.

Our operations could require us to utilize large sums of working capital, sometimes on short notice and sometimes without assurance of recovery of the expenditures. Circumstances or events that could create large cash outflows include losses resulting from fixed-price contracts, environmental liabilities, litigation risks, unexpected costs or losses resulting from previous acquisitions, contract initiation or completion delays, political conditions, client payment problems, foreign exchange risks and professional and product liability claims.

Non-compliance With covenants in Our Financing Arrangements, Without Waiver or Amendment From the Lenders or Note Holders, Could Require Cash Collateral For Outstanding Letters of Credit, Could Adversely Affect Our Ability to Borrow Funds and Could Ultimately Require Us to Repay the Debt Earlier Than Expected.

At March 31, 2013, we had total debt of $1.9 billion, including our $1.0 billion Term Loan and $800.0 million Senior Notes that were used to fund a portion of the Shaw Acquisition and $116.2 million of borrowings under our revolving facilities. Our financing arrangements contain certain financial covenants, including a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum net worth level, and other covenants with which we must comply. We may not be able to satisfy these ratios or comply with the other covenants if our operating results deteriorate as a result of, but not limited to, the impact of other risk factors that may have a negative impact on our future earnings. These covenants may also restrict our ability to finance future operations or capital needs and the form or level of our indebtedness may prevent us from raising additional capital on attractive terms or from obtaining additional financing if needed.

We May be Required to Contribute Cash to Meet Our Underfunded Pension Obligations in Certain Multi-employer Pension Plans.

In the U.S. and Canada, we participate in various multi-employer pension plans under union and industry agreements that generally provide defined benefits to employees covered by collective bargaining agreements. Absent an applicable exemption, a contributor to a multiemployer plan is liable, upon termination or withdrawal from a plan, for its proportionate share of the plan’s underfunded vested liability. Funding requirements for benefit obligations of our pension plans are subject to certain regulatory requirements and we may be required to make cash contributions which may be material to one or more of these plans to satisfy certain underfunded benefit obligations.

Our Projects Expose Us to Potential Professional Liability, Product Liability, Warranty or Other Claims.

We engineer, procure, construct and provide services (including pipe, steel, and large structure fabrication) for large industrial facilities in which system failure can be disastrous. We may also be subject to claims resulting from the subsequent operations of facilities we have installed. Under some of our contracts, we must use client-specified metals or processes for producing or fabricating pipe for our clients. The failure of any of these metals or processes could result in warranty claims against us for significant replacement or reworking costs, which could materially impact our results of operation, financial condition or cash flow.

In addition, our operations are subject to the usual hazards inherent in providing engineering and construction services, such as the risk of accidents, fires and explosions. These hazards can cause personal injury and loss of life, business interruptions, property damage, and pollution and environmental damage. We may be subject to claims as a result of these hazards.

Although we generally do not accept liability for consequential damages in our contracts, should we be determined liable, we may not be covered by insurance or, if covered, the dollar amount of these liabilities may exceed our policy limits. Any catastrophic occurrence in excess of insurance limits at project sites where our structures are installed or on projects for which services are performed could result in significant professional liability, product liability, warranty or other claims against us. These liabilities could exceed our current insurance coverage and the profit we derive from those structures and services. Any damages not covered by our insurance, in excess of our insurance limits or, if covered by insurance subject to a high deductible, could result in a significant loss for us, which may reduce our profits and cash available for operations. These claims could also make it difficult for us to obtain adequate insurance coverage in the future at a reasonable cost.

Additionally, customers or subcontractors that have agreed to indemnify us against such losses may refuse or be unable to pay us. A partially or completely uninsured claim, if successful and of significant magnitude, could result in substantial losses and reduce cash available for our operations.

We Could Be Adversely Affected by Violations of the U.S. Foreign Corrupt Practices Act (“FCPA”), Similar Worldwide Anti-Bribery Laws, and Various International Trade and Export Laws.

The international nature of our business creates various domestic and local regulatory challenges. The FCPA and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from offering anything of value to government officials for the purpose of obtaining or retaining business, directing business to a particular person or legal entity or obtaining an unfair advantage. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We train our employees concerning anti-bribery laws and issues, and we also inform our partners, subcontractors, and third parties who work for us or on our behalf that they must comply with anti-bribery law requirements. We also have procedures and controls in place to monitor internal and external compliance. Allegations of violations of anti-bribery laws, including the FCPA, may also result in internal, independent or governmental investigations. Additionally, our global operations include the import and export of goods and technologies across international borders, which requires a robust compliance program. We cannot assure that our internal controls and procedures will always protect us from the reckless or criminal acts committed by our employees, partners or third parties working for us or on our behalf. If we are found to be liable for anti-bribery law violations or other regulatory violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from criminal or civil penalties, or other sanctions, which could have a material adverse effect on our business.

We May Experience Increased Costs and Decreased Cash Flow Due to Compliance with Environmental Laws and Regulations, Liability for Contamination of the Environment or Related Personal Injuries.

General—We are subject to environmental laws and regulations, including those concerning emissions into the air; nuclear material; discharge into waterways; generation, storage, handling, treatment and disposal of waste materials; and health and safety.

Our business often involves working around and with volatile, toxic and hazardous substances and other highly regulated pollutants, substances, or wastes, for which the improper characterization, handling or disposal could constitute violations of U.S. federal, state or local laws and regulations and laws of other countries, and result in criminal and civil liabilities. Environmental laws and regulations generally impose limitations and standards for certain pollutants or waste materials and require us to obtain permits and comply with various other requirements. Governmental authorities may seek to impose fines and penalties on us, or revoke or deny issuance or renewal of operating permits for failure to comply with applicable laws and regulations. We are also exposed to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such pollutants, substances or wastes. Furthermore, our Government Solutions operating group is involved in certain environmental remediation activities.

We may incur liabilities that may not be covered by insurance policies, or, if covered, the financial amount of such liabilities may exceed our policy limits or fall within applicable deductible or retention limits. A partially or completely uninsured claim, if successful and of significant magnitude, could cause us to suffer a significant loss and reduce cash available for our operations.

The environmental health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the impact of such laws and regulations on us in the future. We cannot ensure that our operations will continue to comply with future laws and regulations or that these laws and regulations will not cause us to incur significant costs or adopt more costly methods of operation. Additionally, the adoption and implementation of any new regulations imposing reporting obligations on, or limiting emissions of greenhouse gases from, our customers’ equipment and operations could significantly impact demand for our services, particularly among our clients for coal and gas-fired generation facilities as well as our clients in the petrochemicals business. Any significant reduction in demand for our services as a result of the adoption of these or similar proposals could have a material adverse impact on our results of operations, financial position or cash flow.

In connection with the historical operation of our facilities, substances which currently are or might be considered hazardous were used or disposed of at some sites that will or may require us to make expenditures for remediation. In addition, we have agreed to indemnify parties from whom we have purchased or to whom we have sold facilities for certain environmental liabilities arising from acts occurring before the dates those facilities were transferred.

Nuclear Operations—Risks associated with nuclear projects, due to their size and complexity, may be increased by permit, licensing and regulatory approvals that can be even more stringent and time consuming than similar processes for more conventional construction projects. We are subject to regulations from a number of entities, including the NRC, the International Atomic Energy Agency (the “IAEA”) and the European Union (the “EU”), which have a substantial effect on our nuclear operations. Regulations include, among other things: (1) systems for nuclear material safeguards implemented by the IAEA and the EU, (2) global-scale agreements on nuclear safety such as the Convention on Nuclear Safety and the Joint Convention on the Safety of Spent Fuel Management and on the Safety of Radioactive Waste Management, (3) the Euratom Treaty, which has created uniform safety standards aimed at protecting the public and workers and passed rules governing the transportation of radioactive waste, and (4) additional general regulations for licensed nuclear facilities, including strict inspection procedures and regulations governing the shutdown and dismantling of nuclear facilities and the disposal of nuclear wastes. Delays in receiving necessary approvals, permits or licenses, failure to maintain sufficient compliance programs, or other problems encountered during construction could significantly increase our costs and cause our actual results of operations to significantly differ from anticipated results.

Unanticipated Litigation or Negative Developments in Pending Litigation Related to Hazardous Substances Encountered in Our Businesses Could Have a Material Adverse Effect on our Results of Operations, Financial Condition or Cash Flow.

We are from time to time involved in various litigation and other matters related to hazardous substances encountered in our businesses. In particular, the numerous operating hazards inherent in our businesses increase the risk of toxic tort litigation relating to any and all consequences arising out of human exposure to hazardous substances, including without limitation, current or past claims involving asbestos related materials, formaldehyde, Cesium 137 (radiation), mercury and other hazardous substances, or related environmental damage. As a result, we are subject to potentially material liabilities related to personal injuries or property damages that may be caused by hazardous substance releases and exposures. The outcome of such litigation is inherently uncertain and adverse developments or outcomes can result in significant monetary damages, penalties, other sanctions or injunctive relief against us, limitations on our property rights, or regulatory interpretations that increase our operating costs. If any of these disputes results in a substantial monetary judgment against us or an adverse legal interpretation is settled on unfavorable terms, or otherwise affects our operations, it could have a material adverse effect on our operating results, financial condition or cash flow.

We Are and Will Continue to Be Involved in Litigation That Could Negatively Impact Our Earnings and Liquidity.

We have been and may, from time to time, be named as a defendant in legal actions claiming damages in connection with engineering and construction projects, technology licenses and other matters. These are typically claims that arise in the normal course of business, including employment-related claims and contractual disputes or claims for personal injury or property damage which occur in connection with services performed relating to project or construction sites. Contractual disputes normally involve claims relating to the timely completion of projects, performance of equipment or technologies, design or other engineering services or project construction services provided by us. While we do not believe that any of our pending contractual, employment-related personal injury or property damage claims and disputes will have a material effect on our future results of operations, financial position or cash flow, there can be no assurance that this will be the case.

Uncertainty in Enforcing U.S. Judgments Against Netherlands Corporations, Directors and Others Could Create Difficulties for Our Shareholders in Enforcing Any Judgments Obtained Against Us.

We are a Netherlands company and a significant portion of our assets are located outside of the U.S. In addition, certain members of our management and supervisory boards are residents of countries other than the U.S. As a result, effecting service of process on such persons may be difficult, and judgments of U.S. courts, including judgments against us or members of our management or supervisory boards predicated on the civil liability provisions of the federal or state securities laws of the U.S., may be difficult to enforce.

Certain Provisions of Our Articles of Association and Netherlands Law May Have Possible Anti-Takeover Effects.

Our Articles of Association and the applicable law of The Netherlands contain provisions that may be deemed to have anti-takeover effects. Among other things, these provisions provide for a staggered board of Supervisory Directors, a binding nomination process and supermajority shareholder voting requirements for certain significant transactions. Such provisions may delay, defer or prevent takeover attempts that shareholders might consider in their best interests. In addition, certain U.S. tax laws, including those relating to possible classification as a “controlled foreign corporation” (described below), may discourage third parties from accumulating significant blocks of our common shares.

We Have a Risk of Being Classified as a Controlled Foreign Corporation and Certain Shareholders Who Do Not Beneficially Own Shares May Lose the Benefit of Withholding Tax Reduction or Exemption Under Dutch Legislation.

As a company incorporated in The Netherlands, we would be classified as a “controlled foreign corporation” for U.S. federal income tax purposes if any U.S. person acquires 10% or more of our common shares (including ownership through the attribution rules of Section 958 of the Internal Revenue Code of 1986, as amended (the “Code”), each such person, a “U.S. 10% Shareholder”) and the sum of the percentage ownership by all U.S. 10% Shareholders exceeds 50% (by voting power or value) of our common shares. We do not believe we are currently a controlled foreign corporation; however, we may be determined to be a controlled foreign corporation in the future. In the event that such a determination is made, all U.S. 10% Shareholders would be subject to taxation under Subpart F of the Code. The ultimate consequences of this determination are fact-specific to each U.S. 10% Shareholder, but could include possible taxation of such U.S. 10% Shareholder on a pro rata portion of our income, even in the absence of any distribution of such income.

Under the double taxation convention in effect between The Netherlands and the U.S. (the “Treaty”), dividends we pay to certain U.S. corporate shareholders owning at least 10% of our voting power are generally eligible for a reduction of the 15% Netherlands withholding tax to 5%, unless the common shares held by such residents are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. Dividends received by exempt pension organizations and exempt organizations, as defined in the Treaty, are completely exempt from the withholding tax. A holder of common shares other than an individual will not be eligible for the benefits of the Treaty if such holder of common shares does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the Treaty. According to an anti-dividend stripping provision, no exemption from, reduction of, or refund of, Netherlands withholding tax will be granted if the ultimate recipient of a dividend paid by CB&I is not considered to be the beneficial owner of such dividend. The ability of a holder of common shares to take a credit against its U.S. taxable income for Netherlands withholding tax may be limited.

Political and Economic Conditions, Including War, Conflict or Economic Turmoil in Non-U.S. Countries in Which We or Our Customers Operate, Could Adversely Affect Us.

A significant number of our projects are performed or located outside the U.S., including projects in developed or developing countries with economic conditions and political and legal systems, and associated instability risks, that are significantly different from those found in the U.S. We expect non-U.S. sales and operations to continue to contribute materially to our earnings for the foreseeable future. Non-U.S. contracts and operations expose us to risks inherent in doing business outside the U.S., including but not limited to the following:

•	unstable economic conditions in some countries in which we make capital investments, operate or provide services, including Europe, which has experienced recent economic turmoil;

•	increased costs, lower revenue and backlog and decreased liquidity resulting from a full or partial break-up of the European Union or its currency, the Euro;

•	the lack of well-developed legal systems in some countries in which we make capital investments, operate, or provide services, which could make it difficult for us to enforce our rights;

•	expropriation of property;

•	restrictions on the right to receive dividends from joint ventures, convert currency or repatriate funds; and

•	political upheaval and international hostilities, including risks of loss due to civil strife, acts of war, guerrilla activities, insurrections and acts of terrorism.

We Are Exposed to Possible Losses from Foreign Currency Exchange Rates.

We are exposed to market risk associated with changes in foreign currency exchange rates. Our exposure to changes in foreign currency exchange rates arises primarily from receivables, payables, and firm and forecasted commitments associated with foreign transactions. We may incur losses from foreign currency exchange rate fluctuations if we are unable to convert foreign currency in a timely fashion. We seek to minimize the risks from these foreign currency exchange rate fluctuations primarily through a combination of contracting methodology (including escalation provisions for projects in inflationary economies) and, when deemed appropriate, the use of foreign currency exchange rate derivatives. In circumstances where we utilize derivatives, our results of operations might be negatively impacted if the underlying transactions occur at different times, or in different amounts, than originally anticipated, or if the counterparties to our contracts fail to perform. We do not hold, issue, or use financial instruments for trading or speculative purposes.

If We Are Unable to Attract, Retain and Motivate Key Personnel, Our Business Could Be Adversely Affected.

Our future success depends upon our ability to attract, retain and motivate highly-skilled personnel in various areas, including engineering, skilled laborers and craftsmen , project management, procurement, project controls, finance and senior management. If we do not succeed in retaining our current employees and attracting new high quality employees, our business could be adversely affected.

Work Stoppages, Union Negotiations and Other Labor Problems Could Adversely Affect Us.

A portion of our employees are represented by labor unions. A lengthy strike or other work stoppage at any of our facilities could have a material adverse effect on us. There is inherent risk that on-going or future negotiations relating to collective bargaining agreements or union representation may not be favorable to us. From time to time, we also have experienced attempts to unionize our non-union shops. Such efforts can often disrupt or delay work and present risk of labor unrest.

Our Employees Work on Projects That are Inherently Dangerous and a Failure to Maintain a Safe Work Site Could Result in Significant Losses.

Safety is a primary focus of our business and is critical to all of our stakeholders, including our employees, customers and shareholders, and our reputation; however, we often work on large-scale and complex projects, frequently in geographically remote locations. Our project sites can place our employees and others near large equipment, dangerous processes or highly regulated materials, and in challenging environments. If we fail to implement appropriate safety procedures or if our procedures fail, our employees or others may suffer injuries. Often, we are responsible for safety on the project sites where we work. Many of our customers require that we meet certain safety criteria to be eligible to bid on contracts, and some of our contract fees or profits are subject to satisfying safety criteria. Unsafe work conditions also have the potential of increasing employee turnover, increasing project costs and raising our operating costs. Although we maintain functional groups whose primary purpose is to implement effective health, safety and environmental procedures throughout our company, the failure to comply with such procedures, customer contracts or applicable regulations could subject us to losses and liability.

Any Recent and Prospective Acquisitions Could Be Difficult to Integrate, Disrupt Our Business, Dilute Shareholder Value and Harm Our Operating Results.

We have made recent acquisitions and may continue to pursue additional growth through the opportunistic and strategic acquisition of companies, assets or technologies that will enable us to broaden the types of projects we execute and technologies we provide and to expand into new markets. Our opportunity to grow through prospective acquisitions may be limited if we cannot identify suitable companies or assets, reach agreement on potential strategic acquisitions on acceptable terms or for other reasons. Our recent and prospective acquisitions may be subject to a variety of risks, including, but not limited to, the following:

•	difficulties in the integration of operations and systems;

•	the key personnel and customers of the acquired company may terminate their relationships with the acquired company;

•	additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial reporting and internal controls;

•	assumption of risks and liabilities (including, for example, environmental-related costs), some of which we may not discover during our due diligence;

•	disruption of or insufficient management attention to our ongoing business;

•	inability to realize the cost savings or other financial or operational benefits we anticipated; and

•	potential requirement for additional equity or debt financing, which may not be available, or if available, may not have favorable terms.

Realization of one or more of these risks could have an adverse impact on our future results of operations, financial condition or cash flow. Moreover, to the extent an acquisition financed by non-equity consideration results in additional goodwill, it will reduce our tangible net worth, which might have an adverse effect on our credit and bonding capacity.

If We Fail to Meet Expectations of Securities Analysts or Investors due to Fluctuations in Our Revenue or Operating Results, Our Stock Price Could Decline Significantly.

Our revenue and operating results may fluctuate from quarter to quarter due to a number of factors, including the timing of or failure to obtain projects, delays in awards of projects, cancellations of projects, delays in the completion of projects, changes in our estimated costs to complete projects, or the timing of approvals of change orders from, or recoveries of claims against, our customers. It is likely that in some future quarters our operating results may fall below the expectations of securities analysts or investors. In this event, the trading price of our common stock could decline significantly.

Our Sale or Issuance of Additional Common Shares Could Dilute Each Shareholder’s Share Ownership.

Part of our business strategy is to expand into new markets and enhance our position in existing markets throughout the world through the strategic and opportunistic acquisition of complementary businesses. In order to successfully complete recent and future acquisitions or fund our other activities, we have recently issued equity securities, and may issue additional securities in the future, that could dilute our earnings per share and each shareholder’s share ownership.

We Cannot Provide Assurance That We Will Be Able to Continue Paying Dividends at the Current Rate.

We have declared and paid, in the first quarter of 2013, a quarterly cash dividend on our common stock; however, there can be no assurance that future dividends or distributions will be declared or paid. The payment of dividends or distributions in the future will be subject to the discretion of our shareholders (in the case of annual dividends), our Management Board and our Supervisory Board. Our Management and Supervisory Board will periodically evaluate dividends in the future based upon general business and economic conditions, legal and contractual restrictions regarding the payment of dividends, our results of operations and financial condition, our cash requirements and the availability of surplus, and other relevant factors, which include:

•	we may not have enough cash to pay dividends due to changes in our cash requirements, capital spending plans, financing agreements, cash flow or financial position;

•	the amount of dividends that we may distribute to our shareholders is subject to restrictions under Dutch law; and

•	we may not receive dividend payments from our subsidiaries at the same level that we have historically. The ability of our subsidiaries to make dividend payments to us is subject to factors similar to those listed above.

Our Goodwill and Other Finite-Lived Intangible Assets Could Become Impaired and Result in Future Charges to Earnings.

Our goodwill balance represents the excess of the purchase price over the fair value of net assets acquired as part of previous acquisitions, including the Shaw Acquisition. Net assets acquired include identifiable finite-lived intangible assets that were recorded at fair value based upon expected future recovery of the underlying assets.

At March 31, 2013, our goodwill balance was $3.4 billion (including approximately $2.4 billion related to the Shaw Acquisition) Goodwill is not amortized to earnings, but instead is reviewed for impairment at least annually, absent any indicators of impairment. We perform our annual impairment assessment during the fourth quarter of each year based upon balances as of the beginning of that year’s fourth quarter. In the fourth quarter of 2012, as part of our annual impairment assessment, we elected the alternative of performing a qualitative assessment of goodwill to determine whether it was more likely than not that the fair value of a reporting unit was less than its carrying value. Based upon this qualitative assessment, a two-phase quantitative assessment was not required to be performed for any of our reporting units and no impairment charge was necessary during 2012. If, based on future qualitative assessments, the two-phase quantitative assessment is deemed necessary, it would require us to allocate goodwill to the applicable reporting unit, compare its fair value to the carrying amount, including goodwill, and then, if necessary, record a goodwill impairment charge in an amount equal to the excess, if any, of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. If required, the implied fair value of a reporting unit would be derived by estimating the reporting unit’s discounted future cash flows.

At March 31, 2013, our finite-lived intangible assets were $557.8 million, including approximately $402.0 million acquired in the Shaw Acquisition. We amortize our finite-lived identifiable intangible assets utilizing either a straight-line or other basis that reflects the period over which the associated contractual or economic benefits are expected to be realized, absent any indicators of impairment. We review finite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If a recoverability assessment is required, the estimated future cash flow associated with the asset or asset group would be compared to the asset’s carrying amount to determine if impairment exists. In the future, if our remaining goodwill or other intangible assets are determined to be impaired, the impairment would result in a charge to earnings in the year of the impairment with a resulting decrease in our net worth.

We Rely on Our Information Systems to Conduct Our Business, and Failure to Protect These Systems Against Security Breaches Could Adversely Affect Our Business and Results of Operations. Additionally, if These Systems Fail or Become Unavailable for Any Significant Period of Time, Our Business Could be Harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches, and we rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

If We are Unable to Enforce Our Intellectual Property Rights or if Our Technology Becomes Obsolete, Our Competitive Position Could be Adversely Impacted.

We believe that we are an industry leader by owning or having access to our technologies. We protect our technology positions through patent registrations, license restrictions and a research and development program. We may not be able to successfully preserve our intellectual property rights in the future, as these rights could be invalidated, circumvented or challenged. In addition, the laws of some foreign countries in which our services may be sold do not protect intellectual property rights to the same extent as U.S. law. Because we license technologies from third parties, there is a risk that our relationships with licensors may terminate or expire or may be interrupted or harmed. If we are unable to protect and maintain our intellectual property rights, or if there are any successful intellectual property challenges or infringement proceedings against us, our ability to differentiate our service offerings could be reduced. Finally, there is nothing to prevent our competitors from independently attempting to develop or obtain access to technologies that are similar or superior to our technologies.